Sidley Austin LLP 787 Seventh Avenue New York, NY 10019 +1 212 839 5300 +1 212 839 5599 Fax AMERICA • ASIA PACIFIC • EUROPE	+1 212 839 8679 MKUTNER@sidley.com

October 27, 2023

John Kernan

Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management, Office of the Chief Accountant

100 F. Street, N.E.
Washington, DC 20549

Re: First Eagle Variable Funds (the “Trust” and the sole series of the Trust, the “Fund”)

File Nos.: 033-96668 and 811-09092

Dear Mr. Kernan:

Thank you for your comments regarding the Annual Report on Form N-CSR of the Fund, filed with the Securities and Exchange Commission on March 8, 2023. This letter responds to your comments, which you provided to us by telephone on September 26, 2023.

1.	COMMENT: Please clarify if the Fund’s investment in gold bullion are held through a wholly owned subsidiary whose activities are consolidated into the financial statements of the Fund. If appliable, for a consolidated fund, please include the appropriate disclosures consistent with US GAAP, Reg. S-X and other accounting guidance. If the Fund’s investment in gold bullion is made through any unconsolidated subsidiary acting as an extension of the Fund’s investment operations, please explain why the Fund did not consolidate any such subsidiaries.

RESPONSE: The Fund’s investment in gold bullion are not held through any subsidiary.

2.	COMMENT: It appears that the Fund’s investments in gold bullion are held in a wholly owned subsidiary, which financials may be consolidated. However, the auditor’s opinion and internal control report does not reference consolidated financial statements. Please confirm that PwC did in fact audit the consolidated financial statements and ensure that the opinion and internal control report mentions the consolidated financials on a going forward basis, as appliable.

RESPONSE: The Fund’s investment in gold bullion are not held through any subsidiary.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

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Should you have any follow-up questions concerning this letter, please do not hesitate to contact me at (212) 839-8679.

Sincerely,

/s/ Matthew Kutner

Matthew J. Kutner (as Attorney for the Fund)

cc:

Sheelyn Michael, Deputy General Counsel, First Eagle Investment Management, LLC

Nathan J. Greene, Sidley Austin LLP